EXHIBIT 15.1
COMBINED
CARVE-OUT FINANCIAL INFORMATION
OF
ADAIR SHIPPING L.L.C AND DELAWARE SHIPPING L.L.C

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the board of directors of:
Adair Shipping L.L.C. and Delaware Shipping L.L.C.
We have audited the accompanying combined carve-out statements of income (loss), changes in owner’s equity, and cash flows for the periods from June 1, 2007 to July 31, 2007 (Successor), January 1, 2007 to May 31, 2007 (Predecessor) and the year ended December 31, 2006 (Predecessor) of Adair Shipping L.L.C. and Delaware Shipping L.L.C. (the “Companies”). This financial information is the responsibility of the companies’ management. Our responsibility is to express an opinion on this financial information based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial information is free of material misstatement. We were not engaged to perform an audit of the Companies’ internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Companies’ internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial information referred to above presents fairly, in all material respects, the Companies’ combined results of their operations and their cash flows for the periods from June 1, 2007 to July 31, 2007 (Successor), January 1, 2007 to May 31, 2007 (Predecessor) and the year ended December 31, 2006 (Predecessor) in conformity with U.S. generally accepted accounting principles.

Vancouver, Canada,	/s/ ERNST & YOUNG LLP
June 5, 2009
Chartered Accountants

ADAIR SHIPPING L.L.C AND DELAWARE SHIPPING L.L.C (Note 1)
COMBINED CARVE-OUT STATEMENTS OF INCOME (LOSS)
(in thousands of U.S. dollars)

	Predecessor		Successor
	Year ended	Five months Ended	Two months Ended
	December 31, 2006	May 31, 2007	July 31, 2007
	$	$	$
REVENUES
Time Charter Revenues (note 4)	16,104	7,032	589
Net Pool Revenues from related parties	17,729	6,988	2,456

Total revenues	33,833	14,020	3,045

OPERATING EXPENSES

Voyage expenses	214	116	51
Vessel operating expenses ($2.0 million, $0.8 million, and $0.4 million, respectively, from related parties) (note 5c)	5,010	2,238	1,732
Depreciation and amortization	4,940	2,062	1,389
General and administrative ($0.7 million and $0.3 million, respectively, from related parties) (note 5a)	1,286	492	154

Total operating expenses	11,450	4,908	3,326

Income (loss) from vessel operations	22,383	9,112	(281)

OTHER ITEMS
Interest expense ($1.9 million and $0.7 million, respectively, from related parties) (note 5b)	(2,263)	(714)	(1,911)

Total other items	(2,263)	(714)	(1,911)

Net income and comprehensive income (loss)	20,120	8,398	(2,192)

The accompanying notes are an integral part of the combined carve-out financial information.

ADAIR SHIPPING L.L.C AND DELAWARE SHIPPING L.L.C (Note 1)
COMBINED CARVE-OUT STATEMENTS OF CASH FLOWS
(in thousands of U.S. dollars)

	Predecessor		Successor
	Year ended	Five months ended	Two months Ended
	December 31, 2006	May 31, 2007	July 31, 2007
	$	$	$

Cash and cash equivalents provided by

OPERATING ACTIVITIES
Net income (loss)	20,120	8,398	(2,192)
Non-cash items:
Depreciation and amortization	4,940	2,062	1,389
Other — net	681	—	(604)

Change in non-cash working capital items related to operating activities (note 6)	3,517	(2,052)	2,149
Expenditures for drydocking	—	(14)	(328)

Net operating cash flow	29,258	8,394	414

FINANCING ACTIVITIES
Net advances to affiliates	(31,908)	(9,231)	(2,331)
Contributions by owner by payment of allocated expenses (note 1)	2,679	970	2,027

Net financing cash flow	(29,229)	(8,261)	(304)

INVESTING ACTIVITIES
Expenditures for vessels and equipment	(29)	(133)	(110)

Net investing cash flow	(29)	(133)	(110)

Change in cash and cash equivalents	—	—	—
Cash and cash equivalents, beginning of the year	—	—	—

Cash and cash equivalents, end of the year	—	—	—

The accompanying notes are an integral part of the combined carve-out financial information.
Supplemental cash flow and financing activities — Acquisition of Parent by Omaha Inc. ($112,549).

ADAIR SHIPPING L.L.C AND DELAWARE SHIPPING L.L.C (Note 1)
COMBINED CARVE-OUT STATEMENTS OF CHANGES IN OWNER’S EQUITY
(in thousands of U.S. dollars)

	Retained		Total Owner's
	Earnings	Paid-in Capital	Equity
Predecessor:

Balance as at December 31, 2005	56,082	83,133	139,215

Net income	20,120		20,120
Contributions by owner by payment of allocated expenses		2,679	2,679

Balance as at December 31, 2006	76,202	85,812	162,014

Net income	8,398		8,398
Contributions by owner by payment of allocated expenses		970	970

Balance as at May 31, 2007	84,600	86,782	171,382

Successor:
Balance as at June 1, 2007	84,600	86,782	171,382
Acquisition of Parent Company by Omaha Inc.	(25,767)	(86,782)	(112,549)
Net loss	(2,192)		(2,192)
Contributions by owner by payment of allocated expenses		2,027	2,027

Balance as at July 31, 2007	56,641	2,027	58,668

The accompanying notes are an integral part of the combined carve-out financial information.

ADAIR SHIPPING L.L.C AND DELAWARE SHIPPING L.L.C (Note 1)
NOTES TO THE COMBINED CARVE-OUT FINANCIAL INFORMATION
(tabular amounts stated in thousands of U.S. dollars)
1.	Organization and nature of operations

Adair Shipping LLC and Delaware Shipping L.L.C, (together, the “Combined Company”) each operate one Suezmax-class oil tanker. The Combined Company is engaged in the international marine transportation of crude oil and all revenues are earned in international markets.

Background

The accompanying combined carve-out financial information includes the financial information of Adair Shipping LLC and Delaware Shipping LLC, each of which are limited liability companies incorporated in the Marshall Islands and each of which were 100% subsidiaries of OMI Corporation (“OMI” or “our Parent”), a Marshall Islands corporation. The financial information of the Combined Company is presented on a carve-out basis from our Parent.

OMI was incorporated on January 9, 1998 in the Republic of the Marshall Islands and was a seaborne transporter of crude oil and refined petroleum products operating in the international shipping markets. Until June 1, 2007, OMI was a publicly traded corporation listed on the New York Stock Exchange.

On June 1, 2007, 100% of our Parent was acquired by Omaha Inc., an acquisition company owned 50% each by Teekay Corporation (“Teekay”) and a third party, A/S Dampskibsselskabet TORM (“TORM”).

Our acquisition by Omaha Inc. was recorded in accordance with Staff Accounting Bulletin (SAB) No. 103, Push Down Basis of Accounting Required in Certain Limited Circumstances (SAB No. 103). Accordingly, in the accompanying combined financial information, adjustments have been made on a push-down basis as of June 1, 2007 for the consideration and related costs paid by Omaha Inc. in connection with the acquisition. The adjustments have been made in accordance with FASB Statement No. 141, Business Combinations. Due to the impact of push down accounting, the Combined Company’s financial statements and certain note presentations for the 7 month period ended July 31, 2007 are presented in two distinct periods to indicate the application of two different bases of accounting between the periods presented: (1) the period up to, and including, the acquisition date (January 1, 2007 through May 31, 2007, labeled “Predecessor”) and (2) the period after that date (June 1, 2007 through July 31, 2007, labeled “Successor”). All financial periods prior to 2007 are also labeled “Predecessor.” The accompanying combined financial information includes a black line division which indicates that the Predecessor and the Successor reporting entities shown are not comparable.

Acquisition of OMI

In June 2007, Teekay Corporation and A/S Dampskibsselskabet TORM (or TORM), acquired, through a jointly owned subsidiary (Omaha Inc. or “Omaha”) all of the outstanding shares of OMI. Teekay Corporation and TORM divided most of OMI’s assets equally between the two companies with effect in August 1, 2007.

On August 1, 2007, Teekay Corporation acquired seven Suezmax tankers, three Medium-Range product tankers and three Handysize product tankers from Omaha. Teekay also assumed Omaha’s in-charters of an additional six Suezmax tankers and third-party asset management business (principally the Gemini pool). Adair Shipping LLC and Delaware Shipping LLC were renamed Narmada Spirit LLC and Ganges Spirit LLC effective August 1, 2007.

Acquisition of Narmada Spirit LLC and Ganges Spirit LLC by Teekay Tankers

In April 2008, Teekay Tankers Ltd. (“Teekay Tankers”), a Marshall Islands corporation formed by Teekay in December 2007 as part of its strategy to expand in the crude oil marine transportation industry acquired from Teekay the two Suezmax-class tankers, the Narmada Spirit and the Ganges Spirit. The acquisition included the assumption of debt and Teekay’s rights and obligations under time-charter contracts on both the Narmada Spirit and Ganges Spirit. Both of these vessels had been acquired by Teekay as part of its acquisition of OMI, discussed above. The financial results of the Narmada Spirit and the Ganges Spirit have been included in the financial results of Teekay Tankers Ltd. for the years ended December 31, 2007, (subsequent to August 1) and 2008, respectively. Please refer to the Teekay Tankers Ltd. Annual Report on form 20-F filed with the SEC on June 5, 2009.

ADAIR SHIPPING L.L.C AND DELAWARE SHIPPING L.L.C (Note 1)
NOTES TO THE COMBINED CARVE-OUT FINANCIAL INFORMATION
(tabular amounts stated in thousands of U.S. dollars)
2.	Summary of Significant Accounting Policies

Basis of presentation

In the preparation of these combined carve-out financial information, general and administrative expenses incurred by OMI for the Predecessor period and for the Successor period were not identifiable as relating solely to the two vessels. Such general and administrative expenses consist primarily of salaries and other employee related costs, office rent, legal and professional fees, and travel and entertainment. These general and administrative expenses have been allocated to these combined financial information based on estimated use of corporate resources. The resulting amount of general and administrative expenses allocated for each of the periods presented, is based on the proportionate share of the total ship-operating (calendar) days in the year. Management believes this allocation reasonably presents the general and administrative expenses attributable to the Predecessor and Successor. This allocation may not be indicative of future results. Refer to Note 5a.

For each of the Predecessor periods presented, interest expense includes the allocation of interest based upon the weighted-average outstanding balance of these loan facilities and the weighted-average interest rate outstanding on these loan facilities that were used to finance the acquisition of the vessels. In addition, the Successor period presented includes an allocation of interest expense on Teekay Corporation’s shareholder loans used to finance the acquisition of OMI. Refer to Note 5b.

Use of Estimates

The combined carve-out financial information has been prepared in conformity with accounting principles generally accepted in the United States. Significant intercompany balances and transactions have been eliminated upon combination. The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial information and accompanying notes. Actual results could differ from those estimates.

Currency Translation

The combined carve-out financial information is stated in the U.S. Dollar because all of the Company’s shipping revenues are earned in U.S. Dollars. Transactions involving other currencies during the year are converted into U.S. Dollars using the exchange rates in effect at the time of the transactions. At the balance sheet date, monetary assets and liabilities that are denominated in currencies other than the U.S. Dollar are translated to reflect the year-end exchange rates.

Operating revenues and expenses

The two Suezmax vessels operate under voyage (or “spot”) charters that participate in a pooling arrangement or time charters. Revenues from time charters are recognized daily over the term of the charter as the applicable vessel operates under the charter. Revenue is not recognized during days that the vessel is off-hire and revenue is not recognized until a charter has been agreed to by the customer and the Manager acting on behalf of the vessel and the Company, even if the vessel has discharged its cargo and is sailing to the anticipated load port on its next voyage. When the time-charter contains a profit-sharing agreement, the Company recognizes the profit-sharing or contingent revenue only after meeting the profit sharing threshold.

Revenues and voyage expenses of the vessels operating in pool arrangements are pooled and the resulting net pool revenues, calculated on a time charter equivalent basis, are allocated to the pool participants according to an agreed formula. Formulae used to allocate net pool revenues vary among different pools but generally allocate revenues to pool participants on the basis of the number of days a vessel operates in the pool with weighting adjustments made to reflect vessels’ differing capacities and performance capabilities. The same revenue and expense principles stated above are applied in determining the pool’s net pool revenues. The pools are responsible for paying voyage expenses and distribute net pool revenues to the participants. The Company accounts for net pool revenues allocated by these pools as “net pool revenues from related parties”.

Voyage expenses are all expenses unique to a particular voyage, including bunker fuel expenses, port fees, cargo loading and unloading expenses, canal tolls, agency fees and commissions. Voyage expenses are paid under voyage charters; customers pay voyage expenses under time charters. Vessel operating expenses include crewing, repairs and maintenance, insurance, stores, lube oils and communication expenses. We pay voyage expenses and vessel operating expenses under both voyage and time charters. Voyage expenses and vessel operating expenses are recognized when incurred.

ADAIR SHIPPING L.L.C AND DELAWARE SHIPPING L.L.C (Note 1)
NOTES TO THE COMBINED CARVE-OUT FINANCIAL INFORMATION
(tabular amounts stated in thousands of U.S. dollars)
2.	Summary of Significant Accounting Policies (Cont’d)

Cash and Cash Equivalents

Our Parent uses a centralized treasury system and, as a result, the cash and cash equivalents attributable to individual vessels were co-mingled with other funds in accounts that were owned by other subsidiaries of our Parent.

Vessels and equipment

All pre-delivery costs incurred during the construction of newbuildings, including interest, supervision and technical costs, are capitalized. The acquisition cost and all costs incurred to restore used vessels purchased by the Company to the standards required to properly service the Company’s customers are capitalized. No such costs were capitalized in any of the periods presented.

Depreciation is calculated on each vessel’s carrying value on a straight-line basis over a vessel’s estimated useful life, less an estimated residual value. Depreciation is calculated using an estimated useful life of 25 years from the date the vessel is delivered from the shipyard, or a shorter period if regulations prevent the Company from operating the vessel for 25 years. Depreciation of vessels and equipment for the periods ended July 31, 2007, May 31, 2007 and December 31, 2006 totaled $1.4 million, $2.1 million and $4.9 million, respectively.

Generally, the Company drydocks each vessel every five years. The Company capitalizes a substantial portion of the costs incurred during drydocking and amortizes those costs on a straight-line basis from the completion of a drydocking to the estimated completion of the next drydocking. The Company includes in capitalized drydocking those costs incurred as part of the drydocking to meet regulatory requirements, or are expenditures that either add economic life to the vessel, increase the vessel’s earnings capacity or improve the vessel’s efficiency. The Company expenses costs related to routine repairs and maintenance performed during drydocking that do not improve or extend the useful lives of the assets. When significant drydocking expenditures occur prior to the expiration of the original amortization period, the remaining unamortized balance of the original drydocking cost is expensed in the month of the subsequent drydocking. There were no amortization of drydocking expenditures for the periods ended July 31, 2007, May 31, 2007 and December 31, 2006 as the Ganges Spirit and Narmada Spirit were built in 2002 and 2003, respectively, and their scheduled drydocking was for July 2007 and Oct 2008, respectively.

Vessels and equipment are reviewed for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. Recoverability of these assets is measured by comparison of their carrying amount to future undiscounted cash flows the assets are expected to generate over their remaining useful lives. If vessels and equipment are considered to be impaired, the impairment to be recognized equals the amount by which the carrying value of the assets exceeds their fair market value.

Goodwill

Goodwill is not amortized, but reviewed for impairment annually or more frequently if impairment indicators arise. A fair value approach is used to identify potential goodwill impairment and, when necessary, measure the amount of impairment. A discounted cash flow model is used to determine the fair value of reporting units, unless there is a readily determinable fair market value.

Comprehensive income (loss)

The financial statements of the Combined Company follow Statement of Financial Accounting Standards (SFAS) No. 130, Reporting Comprehensive Income, which establishes standards for reporting and displaying comprehensive income (loss) and its components in the consolidated financial statements.

Income Taxes

The Predecessor and Successor incurred no income taxes for the year ended December 31, 2006, five months ended May 31, 2007 and two months ended July 31, 2007. The Combined Company believes that it and its subsidiaries, including the Predecessor and Successor, are not subject to taxation under the laws of the Republic of The Marshall Islands, and qualify for the Section 883 exemption under U.S. federal income tax purposes.

ADAIR SHIPPING L.L.C AND DELAWARE SHIPPING L.L.C (Note 1)
NOTES TO THE COMBINED CARVE-OUT FINANCIAL INFORMATION
(tabular amounts stated in thousands of U.S. dollars)
3.	Significant Customers

The following table presents combined voyage revenues and percentage of combined voyage revenues for customers that accounted for more than 10.0% of the Combined Company’s time charter revenues during the periods presented.

	Predecessor		Successor
	Year Ended	Five months Ended	Two months Ended
	December 31, 2006	May 31, 2007	July 31, 2007
Hyundai Merchant Marine Co. Ltd.	47.6%	50.2%	19.3%
4.	Operating Leases

Charters-out

Time charters of the vessels to customers are accounted for as operating leases. As at July 31, 2007, minimum scheduled future revenues to be received under time charters then in place were approximately $15.8 million, comprised of $4.7 million (2007) and $11.1 million (2008).

The minimum scheduled future revenues will not reflect total charter hire revenues for any of the years.

The Delaware recorded $2.2 million and $2.5 million during the periods ended December 31, 2006 and May 31, 2007, respectively, arising from its profit-sharing agreement with its charterer. No amounts for profit sharing revenue were recorded in the two month period ended July 31, 2007 as the profit share amount is considered a contingent revenue that is not recognized until the contingency is resolved.

5.	Related Party Transactions
a.
During the periods ended December 31, 2006 and May 31, 2007, $0.7 million and $0.3 million, respectively, of general and administrative expenses, incurred by OMI, were allocated to the Predecessor. During the two months ended July 31, 2007, $0.1 million of general and administrative expenses, incurred by Teekay Corporation, have been allocated to the Successor. See Note 1.

b.
During the periods ended December 31, 2006 and May 31, 2007, $1.9 million and $0.7 million, respectively, of interest expense, incurred by OMI, have been allocated to the Predecessor. During the two months ended July 31, 2007, $1.9 million of interest expense, incurred by Omaha, have been allocated to the Successor. See Note 1.

c.
During the periods ended December 31, 2006, May 31, 2007, and July 31, 2007, $2.0 million, $0.8 million, and $0.4 million, respectively, were incurred for crewing and manning costs managed by subsidiaries of OMI. See Note 1.

6.	Change in Non-Cash Working Capital Items Related to Operating Activities

	Year Ended	Five months Ended	Two months Ended
	December 31, 2006	May 31, 2007	July 31, 2007
	$	$	$

Accounts and other receivable	2,354	(1,075)	598
Prepaid expenses and other assets	68	26	81
Accounts payable and accrued liabilities	1,096	(1,003)	1,470

	3,517	(2,052)	2,149